Exhibit 99

UNDERTAKING TO FILE EXHIBITS PURSUANT
TO ITEM 601(b)(4)(iii)(A) OF REGULATIONS S-K

      The undersigned registrant acknowledges that it has not filed with the Securities and Exchange Commission (the “Commission”) copies of certain instruments with respect to long-term debt of the registrant representing obligations not exceeding 10% of the registrant’s total assets as of January 1, 2001, pursuant to the provisions of Item 601(b)(4)(iii)(A) of Regulation S-K of the Commission (the “Regulation”).

      Pursuant to the Regulation, the undersigned registrant hereby undertakes to furnish to the Commission upon its request a copy of any such instrument.

      This is the 29th day of March, 2002.

DELHAIZE AMERICA, INC.

/s/ Carol M. Herndon Carol M. Herndon Executive Vice President of Accounting and Analysis and Chief Accounting Officer